Exhibit 99.6

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Third Quarter Ended 31 March 2014 and the
First Nine Months of the Fiscal Year Ending 30 June 2014

This Management Discussion and Analysis (“MD&A”) for Continental Energy Corporation (the "Company") has been amended as of 16 July 2014 to include additional disclosure regarding the Company's significant investment in certain Affiliates. This MD&A is intended to supplement and complement the management prepared, unaudited, condensed, interim, consolidated financial statements (the "Interim Financial Statements") dated 8 May 2014 (the "Report Date") and filed on 9 May 2014.

The Interim Financial Statements and this MD&A pertain to the nine month period ended 31 March 2014, which corresponds to the Third Quarter of the Company's fiscal year ending 30 June 2014. This period is hereinafter referred to as the "Third Quarter" or as the "Past Quarter".

All financial information presented herein has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”). All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

The Company is an emerging international energy investment company acquiring participating interests in oil, gas, and alternative energy projects, producers, and related services providers outside of North America.

HIGHLIGHTS OF THE THIRD QUARTER

Significant events having material effect on the business affairs of the Company which have occurred during the Third Quarter are summarized below:

SHORT TERM LOAN

On 3 March 2014, the Company received proceeds of $750,000 in the form of an interest free loan. The lender has agreed to convert the loan into common shares of the Company at such time as the common shares can be issued.

NOTE REPAID

On 14 March 2014, the Company repaid a short term promissory note in its entirety. The note had been issued to an arms-length party for proceeds of $100,000 on 7 November 2013.

ANNUAL GENERAL MEETING SCHEDULED

On 21 March 2014, the Company published and filed on SEDAR, its notice of record date and meeting date for its annual general meeting for the fiscal year ended 30 June 2013. The record date for rights to vote was 17 April 2014. The meeting is set for 23 May 2014 and will be held at the boardroom of the Company's transfer agent in Vancouver.

CEASE TRADE ORDERS

On 26 March 2014, the Alberta Securities Commission issued the Company a cease trade order. The British Columbia Securities Commission had also issued the Company a cease trade order on 23 December 2013.These orders were issued because the Company was at the time deficient in its regulatory requirements involving the filing of its audited consolidated financial statements for the year ended 30 June 2013 and its Interim Financial Statements for the quarters ended 30 September 2013 and 31 December 2013. The orders prohibit trading of the Company’s securities in Canada until the deficiency is cured by the Company filing the required financial reports and revocation orders are issued by both Commissions. Subsequent to the end of the Past Quarter, the Company has cured these deficiencies and made application for revocation orders (see Subsequent Events below).

CONVERTIBLE PROMISSORY NOTE

On 31 March 2014, the Company and the holder of a $250,000 convertible promissory note agreed to extend the maturity date of the note to 30 April 2014.

SHARE PURCHASE WARRANTS ACTIVITY

During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No new issues of share purchase warrants were made.

Expiry - On 26 February 2014, at total of 2,643,000 share purchase warrants expired.

Amendments - On 31 March 2014, the Company extended the term of 1,562,500 share purchase warrants from 15 May 2015 to 31 December 2015. No change was made to the $0.05 exercise price.

INCENTIVE STOCK OPTIONS ACTIVITY

During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments - No amendments were made to the terms of any outstanding incentive stock options.

COMMON SHARE CONVERSION RIGHTS ACTIVITY

During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues - There were no new common shares conversion rights issued.

Expiry - No outstanding common shares conversion rights expired.

Amendments - There were no amendments to the terms of any outstanding common share conversion rights.

NEW SHARES ISSUES

During the Past Quarter, no new shares were issued.

SHAREHOLDING AT END OF THE THIRD QUARTER

As at the end of the Third Quarter, the Company’s share capital was issued or held in reserve as follows:

  123,615,381 common shares were issued and outstanding.

  15,800,000 unexercised stock options were issued and outstanding.

  14,105,500 unexercised warrants were issued and outstanding.

  5,000,000 common shares were held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares were issued and outstanding.

SUBSEQUENT EVENTS TO THE REPORT DATE

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Third Quarter but prior to the Report Date of this MD&A include the following:

FILING OF ANNUAL AUDITED FINANCI AL STATEMENTS

On 23 April 2014, the Company published and filed on SEDAR, its audited annual financial statements for its fiscal year ended 30 June 2013.

FILING OF ANNUAL STATEMENT OF RESERVES DAT A AND OTHER OIL AND GAS DISCLOSURE

On 25 April 2014, the Company published and filed on SEDAR, its annual oil and gas disclosure in the form required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

FILING OF INTERIM FINANCIAL STATEMENTS FOR Q1 FISCAL 2014

On 2 May 2014, the Company published and filed on SEDAR, its Interim Financial Statements for the three month period ended 30 September 2013 and first quarter of its fiscal year ending 30 June 2014.

FILING OF INTERIM FINANCIAL STATEMENTS FOR Q2 FISCAL 2014

On 2 May 2014, the Company published and filed on SEDAR, its Interim Financial Statements for the six month period ended 31 December 2013 and second quarter of its fiscal year ending 30 June 2014.

DEFICIENCY CURED

On 2 May 2014, the Company cured the deficiencies pertaining to the cease trade orders, referred to in the Highlights of the Quarter section above, with its 23 April 2014 and 2 May 2014 filings on SEDAR of the required financial statements.

REVOCATION APPLICATION

On 5 May 2014, the Company made application for revocation of the cease trade orders. As of the Report Date, the revocation orders have not yet been received.

SHARE PURCHASE WARRANTS ACTIVITY

Exercises - No outstanding share purchase warrants were exercised.

New Issues - No share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments - No amendments were made to the terms of any outstanding share purchase warrants.

INCENTIVE STOCK OPTIONS ACTIVITY

Exercises - No outstanding incentive stock options were exercised.

New Grants - No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments- No amendments were made to the terms of any outstanding incentive stock options.

COMMON SHARE CONVERSION RIGHTS ACTIVITY

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues - There were no new common shares conversion rights issued.

Expiry - No outstanding common shares conversion rights expired.

Amendments - There were no amendments to the terms of any outstanding common share conversion rights.

NEW SHARES ISSUES

Subsequent to the end of the Past Quarter and prior to the Report Date, no new shares were issued.

SHAREHOLDING

As at the Report Date of this MD&A, the Company’s share capital is issued or held in reserve as follows:

  123,615,381 common shares are issued and outstanding.

  15,800,000 unexercised stock options are issued and outstanding.

  14,105,500 unexercised warrants are issued and outstanding.

  5,000,000 common shares are held in reserve against possible conversion of a $250,000 note.

  Nil preferred shares are issued and outstanding.

FINANCIAL RESULTS OF OPERATIONS

SUMMARY OF QUARTERLY RESULTS

The following table sets out selected and unaudited quarterly financial information for the Company for its last eight quarters and is derived from Interim Financial Statements prepared by management in accordance with accounting policies consistent with IFRS.

			Basic & Diluted per
		Income (loss) from	Share Income (loss) from
		Continued Operations &	Continued Operations &
Period	Revenue $	Net Income (loss) $	Net Income (loss) $

Quarter-3 of Fiscal 2014	Nil	(318,556)	(0.00)
Quarter-2 of Fiscal 2014	Nil	(341,133)	(0.00)
Quarter-1 of Fiscal 2014	Nil	(189,866)	(0.00)
Quarter-4 of Fiscal 2013	Nil	47,508	0.00
Quarter-3 of Fiscal 2013	Nil	(446,450)	(0.01)
Quarter-2 of Fiscal 2013	Nil	(144,702)	(0.00)
Quarter-1 of Fiscal 2013	Nil	(156,471)	(0.00)
Quarter-4 of Fiscal 2012	Nil	(208,463)	(0.00)

  Quarterly results will vary in accordance with the Company’s own business activities but also with the performance of the Company’s "Affiliates", Visionaire, VTT, and RADA, as further described in Note-4 of the Interim Financial Statements. The Company's uses the equity method of accounting for these Affiliates as also further described in the notes to the accompanying Interim Financial Statements.

  The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the size and scope of the Company’s activity will increase.

  Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized assets and its investments. The Company will write-down or write-off capitalized properties or assets when results indicate that no further work is warranted and also write-down or write-off its balances in investees if it determines that capitalized balances of these investments are impaired. The size and timing of these write-downs and write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its properties and investments for any indications of impairment.

  Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly income (loss).

COMPARATIVE RESULTS OF OPERATIONS - CURRENT AND COMPARATIVE PERIODS

Nine month period ended 31 March 2014 (the “Current Period”) and the
Nine month period ended 31 March 2013 (the “Comparative Period”)

a)

Overall, the Company incurred a loss of $849,555 from operations during the Current Period compared to a loss of $747,623 during the Comparative Period, an increase of $101,932.The increase is primarily due to the Company using equity accounting for the losses of its affiliates which were acquired after the Comparative Period. Total equity loss during the Current Period was $382,258 compared to $nil for the Comparative Period.

b)

Interest expense during the Current Period was $110,225compared to $53,535 during the Comparative Period, attributable largely to increased interest charges on the Company's convertible debt due to various modifications to its terms made during the Current Period.

c)

Share-based payment expense was $20,877 in the Current Period compared to $152,880 in the Comparative Period due to the calculated value of options granted and warrants issued during the respective periods.

d)	Financing fees during the Current Period were $Nil compared to $154,352 for the Comparative Period due to modification of the terms of outstanding warrants.

e)	The Company incurred a loss per share of $0.01 in both the Current and Comparative Periods.

f)	Cash used in operating activities during the Current Period was $373,517 compared to $178,561used in the Comparative Period.

g)	Cash used in investing activities during the Current Period was $nil compared to $8,700 during the Comparative Period due to purchase and sale of equipment.

h)	Cash raised from financing activities during the Current Period was $783,439 from private placements and loans compared to $21,794 during the Comparative Period.

COMPARATIVE RESULTS OF OPERATIONS - CURRENT AND COMPARATIVE QUARTERS

Three month period ended 31 March 2014 (the “Current Quarter”) and the
Three month period ended 31 March 2013 (the “Comparative Quarter”).

a)

Overall, the Company incurred a loss from operations during the Current Quarter of $318,556 compared to a loss of $446,450 for the Comparative Quarter, a decrease of $127,894. The decrease is attributable to reduced financing fees and share-based payments. Total equity loss during the Current Quarter was $161,682 compared to $nil for the Comparative Quarter.

b)

Interest expense during the Current Quarter was $42,573 compared to $9,336 during the Comparative Quarter. The increase is attributable to increased interest charges on the Company's convertible debt due to various modifications to its terms made during the Current Quarter.

c)

Share-based payment expense was $nil in the Current Quarter compared to $152,880 in the Comparative Quarter due to the calculated value of options granted and warrants issued during the respective quarters.

d)	Financing fees during the Current Quarter were $nil compared to $154,352 for the Comparative Quarter due to modification of the terms of outstanding additional consideration warrants.

e)	The Company incurred a loss per share of $0.00 in both the Current and the Comparative Quarters.

f)	Cash used in operating activities during the Current Quarter was $254,436 compared to$31,391 used in the Comparative Quarter.

g)	Cash used in investing activities during both the Current Quarter and the Comparative Quarter was $nil.

h)

Cash raised from financing activities during the Current Period was $750,000from a short term loan less the repayment of a $100,000 loan compared to $29,500 from a private placement and $721 in additional loanduring the Comparative Quarter.

LIQUIDITY AT THE END OF THE THIRD QUARTER

As at 31 March 2014, the Company’s Interim Financial Statements reflected a working capital deficit of $1,152,329 compared to a working capital deficit of $744,692 at the 30 June 2013 end of the previous fiscal year end.

CAPITAL RESOURCES

The Company has no significant operations that generate cash flow and its long term financial success is dependent on management’s ability to identify and conclude oil, gas, and alternative energy investments with a likelihood of success. These undertakings can take many years and are subject to factors that are beyond the Company’s control.

In order to finance the Company’s growth and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the energy and resource markets, the climate for investment, the Company’s track record, and the experience and caliber of its management.

The Company may not have sufficient funds to meet its administrative and new business development activities over the next twelve months. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

AND UNCERTAINTIES

The Company has no history of profitable operations and is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

There is no certainty that the money the Company spends on new business development or that the investments it makes will result in significant revenue growth to the Company. The long-term profitability of the Company's operations will in part be related to the success of its investments and the performance of current and future affiliates, all of whom may be affected by a number of factors that are beyond the control of the Company.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

SEGMENT INFORMATION

The Company operates in the business sector of acquiring participating equity interests in oil, gas, and alternative energy projects, producers, and related services providers doing business outside of North America. The Company's assets are segmented on a geographical basis as follows:

	At the End of the	At the End of the
	Past Quarter on	Past Fiscal Year on
Geographic Segment	31 March 2014	30 June 2013
Europe	543,325	862,375
Southeast Asia	5,878	9,403
Total Non-Current Assets	$549,203	871,778

ADDITIONAL DISCLOSURE

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements not already disclosed elsewhere in the MD&A.

MATERIAL CONTRACTS & COMMITMENTS

During the period, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the Interim Financial Statements for the period ended 31 March 2014.

SIGNIFICANT EQUITY INVESTMENT IN AFFILIATES

On 4 June 2013, the Company acquired 51% of the shares of Visionaire Energy AS, a privately held Norwegian holding company, by issuing 20 million of its common shares having a fair value of $900,000. As the Company has a controlling interest, Visionaire’s accounts are consolidated and the non-controlling interest is recorded in the consolidated statement of financial position. The principal assets of Visionaire are its shareholdings in two separate, privately owned, Norwegian offshore oil and gas service providers. Visionaire owns a 49% equity interest in VTT Maritime AS and a 41% equity interest in RADA Engineering and Consulting AS. Visionaire maintains significant influence over both assets and accounts for both using the equity method.

The Company considers Visionaire, VTT, and RADA to be its "Affiliates". The Affiliates have operating businesses which are considered to be significant to the operations of the Company. Combined summarized information for the Company’s Affiliates is as follows:

31 March 2014
$
Current assets	5,619,563
Long-term assets	517,944
Total assets	6,137,507

Current liabilities	6,943,422
Long-term liabilities	275,303
Total liabilities	7,218,725
Net liabilities	(1,081,218)
Proportionate share of net liabilities for the Company	(499,441)
Value of proportionate net liabilities prior to the acquisition by the Company	149,105
Value of investment on acquisition	825,232
Carrying value of investments in the Interim Statements	474,896

$
Revenue	12,326,622
Cost of sales	(3,179,814)
Gross margin	9,146,808

Administrative and other expenses	(9,901,966)
Net loss from operations for the nine month period ended 31 March 2014	(755,158)
The Company’s gross share of loss for the nine month period ended 31 March 2014	(382,258)
Equity investee’s share of loss attributable to non-controlling interest	187,306
Net loss from equity investees for the nine month period ended 31 March 2014	(194,952)

As of the Report Date, none of the Company’s Affiliates have any contingent issuance of shares that may affect the Company’s proportionate share of income (loss) from such Affiliates.

RELATED PARTY TRANSACTIONS

Details of the transactions and balances between the Company and its related parties are disclosed below.

Transactions with related parties and related party balances

  As at 31 March 2014, $320,734 (30 June 2013 - $260,925) was payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

  As at 31 March 2014, there was a loan payable of $21,380 (30 June 2013 - $27,107) to an officer of the Company. The note accrues interest at a rate of 10% per annum, is unsecured and was originally due on 21 September 2013. The Company is currently negotiating new terms. During the period ended 31 March 2014, interest expense in the amount of $834 (31 March 2013 - $458) was accrued. The Company’s total repayment amounted to $6,561 during the nine months ended 31 March 2014.

Compensation of key management personnel

  During the Past Quarter the Company paid or accrued management fees to officers of the Company in the amount of $67,500 (same quarter ended 31 March 2013 - $67,500).

  During the first nine months ended 31 March 2014 the Company paid or accrued management fees to officers of the Company in the amount of $202,500 (same nine months ended 31 March 2013 - $202,500).

  During the first nine months ended 31 March 2014, share-based management compensation amounted to $nil compared to $58,800 for the same nine months ended 31 March 2013, attributable largely to the expense of 4,000,000 incentive stock options granted to the directors and officers of the Company.

INVESTOR RELATIONS, PUBLICITY AND PROMOTION

No material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above.

FINANCIAL ADVICE, NEW BUSINESS CONSULTING, FINDER'S AGREEMENTS, & FUND RAISING

No material new arrangements, or modifications to existing agreements, were made by the Company for financial advice, new business consulting, finder's arrangements, or fund raising which are not otherwise already disclosed above.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of Interim Financial Statements in accordance with IFRS requires that the Company’s management make judgments and estimates and form assumptions that affect the amounts in the financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgments, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgments, estimates and assumptions are accounted for prospectively.

In preparing the Company’s Interim Financial Statements, significant judgments may be made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the audited consolidated financial statements for the year ended 30 June 2013.

FINANCIAL INSTRUMENTS

The Company’s financial instruments as at 31 March 2014 consist of cash, receivables, included long-term receivable, accounts payable and accrued liabilities, loan payable to related party and convertible debt. The fair value of these instruments approximates their carrying value. There were no off-balance sheet financial instruments.

Cash, other than the minor amounts of Indonesian Rupiahs and Norwegian Krone, consist solely of cash deposits with major Canadian banks.The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates involving the Canadian dollar, Indonesian Rupiah or Norwegian Krone

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business development and to maintain a flexible capital structure for its projects for the benefits of its stakeholders. The Company's principal source of funds is from the issuance of common shares. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets, or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in liquid short-term interest-bearing investments selected with regard to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the period ended 31 March 2014.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Additional disclosure concerning the Company’s general and administrative expenses and other business development costs is provided in the Company’s statement of loss and comprehensive loss contained in its Interim Financial Statements for the period ended 31 March 2014.

CLAIMS, CONTINGENCIES & LITIGATION

Except for any contingencies elsewhere disclosed herein, or in the Interim Financial Statements for the period ended 31 March 2014 published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

APPROVAL

The Company’s Board of Directors has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee.

The Audit Committee approved the Interim Financial Statements on 8 May 2014 and this amended MD&A on 15 July 2014.

CONTINUOUS DISCLOSURE, FILINGS, AND ADDITIONAL INFORMATION

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis in accordance with applicable laws and in compliance with securities rules and regulations of the British Columbia Securities Commission (“BCSC”). This disclosure and filings includes annual audited consolidated financial statements and quarterly unaudited interim financial statement. It also includes press releases, material change reports, and disclosure of new or changed circumstances regarding the Company. Shareholders and interested parties may obtain downloadable copies of these mandatory filings made by the Company on "SEDAR" (the System for Electronic Document Archiving and Retrieval at website www.sedar.com). The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the year and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer with the US Securities and Exchange Commission (“SEC”). The Company is required to file an annual report with the SEC in the format of a Form 20F annual report which includes audited annual consolidated financial statements. The Company files interim unaudited quarterly financial reports, press releases, material change reports, and disclosure of new or changed circumstances regarding the Company on a periodic basis under Form-6K. The Company has filed electronically on the SEC’s EDGAR database (website www.sec.gov/edgar)commencing with the Company’s Form 20F at its fiscal year end 2004. Prior to 2004 the Company filed Form 20F annual reports with the SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of reserves and resources, projections of anticipated revenue, the realization of reserve estimates, the timing and amount of estimated future production, cost, capital requirements, success of resource exploration operations, environmental risks, permitting risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.

In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projections", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms or comparable terminology.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration or new project development activities; changes in project parameters as plans continue to be refined; cash flow projections; future prices of resources; possible variations in resource reserves; accidents, labour disputes and other risks of the oil, gas, and alternative energy industries; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as other factors detailed from time to time in the Company's financial statements and other filings.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---